UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number 0-20286

                          NOTIFICATION OF LATE FILING

(Check One):      [X] FORM 10-K and FORM 10-KSB  [ ] FORM 20-F   [ ] FORM 11-K
                  [ ] FORM 10-Q and FORM 10-QSB  [ ] FORM N-SAR

For Period Ended: December 28, 1997

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                 ------------------------------


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

                        Part I. Registrant Information

Full name of registrant:                  RC/Arby's Corporation
Former name if applicable:                Not Applicable
Address of principal executive
office (street and number):               1000 Corporate Drive

City, State and Zip Code:                 Fort Lauderdale, Florida 33334




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                       Part II. Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[   ]             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]             (c) The  accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III. Narrative

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

      The preparation of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 1997 (the "Form 10-K") could not be completed by the prescribed filing date of March 28, 1998 without unreasonable effort or expense as a result of the following:

     The Registrant is an indirect wholly-owned subsidiary of Triarc Companies, Inc. ("Triarc"). Certain of Triarc's key personnel that are integral to the completion of the Form 10-K are also integral to the

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     completion of the Annual Report on Form 10-K for the year ended  December
     28, 1997 for Triarc and for another subsidiary of Triarc. The completion of the Form 10-K of Triarc was complicated by a number of accounting and reporting issues of a time-consuming nature arising from acquisitions, dispositions and other events affecting Triarc and its subsidiaries. As result, the Registrant has been unable to finalize the consolidated financial statements for its Form 10-K without unreasonable effort or expense due to the time constraints on such personnel who are also integral to the completion of Triarc's Form 10-K.

     For the above-stated reasons, the preparation of the Form 10-K, including the financial statements to be included therein, could not be completed by the prescribed filing date of March 28, 1998 without unreasonable effort or expense.

                          PART IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

Curtis S. Gimson, Esq.                  954               351-5679
      (Name)                        (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                           [ X ]  Yes   [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ X ]  Yes   [  ]  No


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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             See Annex A hereto


                             RC/Arby's Corporation
                    ---------------------------------------
                 (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 1998                     By:/s/ CURTIS S. GIMSON
                                          ------------------------
                                          Curtis S. Gimson, Esq.
                                          Senior Vice President and
                                          General Counsel


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                                                                       Annex A


      For the reasons stated in Part III to this Form 12b-25, the consolidated financial statements of the Registrant for the year ended December 28, 1997 have not been completed. The Registrant, however, expects to report in its Annual Report on Form 10-K revenues of $287.3 million in 1997 compared with $466.4 million in 1996, an operating profit of $40.5 million in 1997 compared with an operating loss of $31.6 million in 1996 and a net loss of $2.0 million in 1997 compared with a net loss of $50.6 million in 1996. The decrease in revenues in 1997 compared with 1996 is principally due to the sale of all company-owned Arby's restaurants on May 5, 1997. Following such sale, the Registrant continues as the franchisor of Arby's. The improved operating results and lower net loss in 1997 principally reflect the absence of a 1996 pretax charge of $58.9 million to reduce the carrying value of long-lived restaurant assets to fair value as a result of the then anticipated sale of the company-owned Arby's restaurants and an improvement in the restaurant segment's operating results since subsequent to May 5, 1997 restaurant operations consist entirely of the more profitable franchise operations.








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